SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
CATAPULT COMMUNICATIONS CORPORATION
(Name of Subject Company)
CATAPULT COMMUNICATIONS CORPORATION
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
149016107
(CUSIP Number of Class of Securities)
Richard A. Karp
Chief Executive Officer and
Chairman of the Board of Directors
Catapult Communications Corporation
160 South Whisman Road
Mountain View, California 94041
(650) 960-1025
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Henry P. Massey, Jr., Esq.
Robert T. Ishii, Esq.
Wilson Sonsini Goodrich & Rosati P.C.
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Ixia and Catapult Leaders in a Converged Wireless World May 14, 2009

The Announcement Ixia and Catapult announce a definitive agreement for Ixia to acquire Catapult Communications via a tender offer followed by a merger Deal announced Monday, May 11th Acquisition expected to be completed early in third quarter, subject to satisfaction of closing conditions Sale positions Ixia as a leading source for end-to-end IP test solutions for wireline and wireless networks

Highlights of the Transaction Combines the technology and resources of the leaders in IP and 3G/LTE testing Complementary product lines should accelerate growth and innovation Brings Ixia's IP core expertise to Catapult's wireless edge initiatives End-to-end testing of converged IP core and wireless edge

Short-Term Business as usual Key contacts remain the same Your account manager will keep you informed

Longer Term Advanced technology and resources from both companies Potentially accelerated growth and innovation with complementary product lines Provide customers with a greater array of products and services More information to come

Summary Brings together complementary strengths Product line continuity and synergistic performance enhancements Enhanced product value for our customers Business as usual---but better!!!

Additional Information The tender offer described in this communication has not yet commenced, and this report is neither an offer to purchase nor a solicitation of an offer to sell securities pursuant to the tender offer or otherwise. In connection with the tender offer to be commenced by Ixia, the Company will file with the Securities and Exchange Commission (the "SEC") a Solicitation/Recommendation Statement on Schedule 14D-9. Investors and Company stockholders should read carefully the Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto) after it is filed prior to making any decisions with respect to Ixia's tender offer because it will contain important information. Free copies of the Solicitation/Recommendation Statement on Schedule 14D-9 and the related amendments or supplements thereto that the Company may file with the SEC will be available at the SEC's website at www.sec.gov or by contacting Catapult's Investor Relations Department at 1-650-314-1000. This communication does not constitute an offer to sell or invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to Ixia's tender offer or otherwise. Safe Harbor for Forward-Looking Statements Statements in this communication may contain, in addition to historical information, certain forward-looking statements. All statements included in this communication concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including statements regarding the Offer and the Merger, are forward-looking statements. Factors that could cause actual results to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy other conditions to the Offer or the Merger; the risk that the transaction will not close or that the closing will be delayed; the risk that our respective businesses will suffer due to uncertainty related to the transaction; and the competitive environment in the software industry and competitive responses to the acquisition. Further information on potential factors that could affect our respective businesses and financial results are included in Ixia's and the Company's filings with the SEC, which are on file with the SEC. There can be no assurance that the acquisition or any other transaction will be consummated.